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                             August 27, 2021

       Rebecca Chambers
       Chief Financial Officer
       Veracyte, Inc.
       6000 Shoreline Court, Suite 300
       South San Francisco, CA 94080

                                                        Re: Veracyte, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 22,
2021
                                                            Form 8-K filed May
15, 2021
                                                            File No. 001-36156

       Dear Ms. Chambers:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed May 15, 2021

       Item 2.01. Completion of Acquisition or Disposition of Assets, page 1

   1. We note that you consummated the Decipher Bioscience acquisition on March 12, 2021 but have not filed
audited financial statements of the acquired business or pro forma information relating to
the acquisition. Please provide us with your calculations of the significance tests
outlined in Rule 1-02(w) of Regulation S-X that you used in applying the requirements of
Rule 3-05 and Article 11 of Regulation S-X.
 Rebecca Chambers
FirstName  LastNameRebecca Chambers
Veracyte, Inc.
Comapany
August 27, NameVeracyte,
           2021          Inc.
August
Page 2 27, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences